U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-51597

 X   Form 10-K           Form 20-F           Form 11-K           Form 10-Q           Form 10-D        Form N-SAR

       Form N-CSR

For period ended: December 31, 2008

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I B  REGISTRANT INFORMATION

The Enlightened Gourmet, Inc.
Full Name of Registrant:

236 Centerbrook Road
Address of Principal Executive Office

Hamden, CT 06518
City, State and Zip Code

PART II B  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

 X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III B  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K for the year ended December 31, 2008 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-K.  The Company’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV B OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Alexander L. Bozzi, III	(203)	230-9930
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

 X  Yes

      No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 X  Yes

          No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The net loss for 2008 will be about 33% less than the net loss was for 2007.  This was due primarily to lower slotting payments as a result of both lower slotting costs and fewer stores.  Correspondingly, sales were less; due to the fewer number of stores in 2008 compared to 2007.  The net loss for 2008 is about $2,775,000 compared to a net loss of $4,068,410 in 2007

The Enlightened Gourmet, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2009

By: /s/ Alexander L. Bozzi, III

       Name: Alexander L. Bozzi, III

       Title: President

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